May 6, 2005

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                               KMG Chemicals, Inc.

Form 10-K for the fiscal year ended 2004

Form 10-Q for the period ended January 31, 2005

SEC File No. 0-29278

Dear Mr. Decker:

KMG Chemicals, Inc. (“KMG”) submits the following responses to your letter dated March 31, 2005, containing comments from the staff of the Securities and Exchange Commission relating to KMG’s Form 10-K for the year ended July 31, 2004 and Form 10-Q for the period ended January 31, 2005.  In this letter, KMG has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Comment applicable to your overall filing

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  We have shown below in our supplemental responses the proposed revisions to be included in future filings.

Management’s Discussion and Analysis

2.              We note that you summarize quarterly financial information in Note 14.  Please discuss any seasonal aspects of your business which have had a material effect on your financial condition or results of operation.  See instruction 5 to Item 303(b) of Regulation S-K and paragraph 30(c) of APB 28.

Response:  The following additional disclosure is provided, and we propose to include comparable information in our future filings:

Sales of our animal health pesticides and our agricultural chemicals are seasonal, and occur primarily in the second half of our fiscal year.  Seasonal usage follows varying agricultural seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements.  Weather patterns can have an impact on our sales, particularly sales of agricultural products.  The end user of some of our products may, because of weather patterns, delay or intermittently disrupt field work during the planting season which may result in a reduction of the use of some products and therefore reduce our revenues and profitability.  The combined revenues from products subject to seasonal variations, however, represent less than 20% of our total annual revenues.

Results of Operations, page 14

3.              Please disclose the extent to which acquisitions, changes in prices, amounts of shipments, or the introduction of new products contributed to fluctuations in revenues.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:  We estimate that acquisitions completed in fiscal 2004 added approximately $4.4 million of revenues; however, it is difficult to precisely distinguish the increase between increases in demand and impacts of acquisitions.  We propose to include information similar to the following in future filings:

Net sales revenue increased 23% in fiscal 2004 over fiscal 2003.  More than half of the increase came from increased pentachlorophenol (penta) sales.  Penta products are used principally to treat utility poles.  Penta volume was up significantly for the year due to the acquisition of the penta distribution business of Wood Protection Products, Inc. in December 2003, which we estimate had an impact on revenue of approximately $3.9 million.  Penta sales revenue also improved over the prior year because of our June 2003 penta price increase which had an impact of approximately $1.1 million.

4.              Please quantify the impact of each factor when multiple factors contribute to material fluctuations.  For example, selling, general and administrative expenses increased in fiscal 2004 due to the acquisition of the Wood Protection Products distribution business, increased amortization of the cost of your animal health and penta acquisitions, and compensation of new personnel to support those acquisitions; please quantify each of these factors.  Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04.

Response:  Distribution expenses associated with our wood treating products increased $670 thousand and selling expense increased $167 thousand in 2004 primarily due to the volume increases discussed above.  Amortization expense increased $164 thousand and regulatory support expenses increased $156 thousand, in each case primarily as a result of our completed acquisitions.  Comparable disclosures will be made in future filings.

5.              Your discussion of gross profit on page 15 indicates that you starting reselling penta blocks in December 2003 after signing a long term supply agreement.  Please disclose how you report these revenues and corresponding costs of sales given the provisions of EITF 99-19.

Response:  We do not resell the penta blocks we purchase from our additional supplier.  Those blocks are shipped to our formulating facility, where they are dissolved in a solvent and formulated into a liquid concentrate.  From that facility, the liquid concentrate is sold to our customers.  Revenues from liquid concentrate sales are recorded on a gross basis.  The cost of the penta blocks is included in the cost of goods sold.  We believe this accounting is appropriate under EITF 99-19 based on the following:

•                  We act as the principal in the sales transactions.

•                  We take title to the penta blocks and modify them in our production process.

•                  We have the risks and rewards of ownership.

•                  We do not act as an agent or broker.

Liquidity and Capital Resources

Contractual Obligations, page 19

6.              Please revise your table of contractual obligations to include the following:

•                  Estimated interest payments on your debt;

•                  Estimated payments under interest rate swap agreements; and

•                  Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response:  A revised table of contractual obligations is attached to this letter (Attachment 1), which includes estimated interest payments and payments under the interest rate swap agreement.  Planned funding of post-retirement benefits is included in the “Other long-term liabilities” line item in the table.  We will include this information in future filings.

Financial Statements

7.              Please display comprehensive income and its components in a financial statement, which should have the same prominence as other financial statements.  Refer to paragraph 22 of SFAS 130.

Response:  A separate line of total comprehensive income was not included as the components other than net income have historically been immaterial (individually and in the aggregate less than 5% of net income for all periods presented); however, we note the Staff’s comment.  In future filings, we will include a line to our Statement of Stockholder’s Equity displaying total comprehensive income.

Note 1, Summary of Significant Accounting Policies, page 29

8.              Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.  Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response:  The following additional disclosure is provided, and will be included in Note 1 (Summary of Significant Accounting Policies) of our future filings:

“Cost of Sales – Cost of sales includes inbound freight charges, purchasing and receiving costs, inspection costs and internal transfer costs.  In the case of products manufactured by the

Company, direct and indirect manufacturing costs and associated plant administrative expenses are included as well as laid-in cost of raw materials consumed in the manufacturing process.

Selling, General and Administrative Expenses – These expenses include selling expenses, product storage and handling costs and the cost (primarily common carrier freight) of distributing products to the Company’s customers.  Corporate headquarters’ expenses, amortization of intangible assets and environmental regulatory support expenses are also included.”

In our period to period discussion of “Gross Profit” and “Selling, General and Administrative Expenses” in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will comment that other companies may include certain of the costs that we record in cost of sales in selling, general and administrative expenses, and may include certain of the costs that we record in selling, general and administrative expenses as cost of sales, resulting in a lack of comparability between our gross profit and that reported by other companies.

Foreign Currency Translation, page 30

9.              Given the guidance provided in paragraphs 5 through 8 of SFAS 52, tell us how you determined it is appropriate to use the U.S. dollar amount as the functional currency for each of your foreign operations.  Also, please tell us how your accounting of KMEX, which is discussed in Note 5, complies with SFAS 52.

Response:  We considered the functional currency of KMEX in accordance with paragraphs 5 through 8 and Appendix A of SFAS 52 as follows:

•                  Cash flow indicators - Cash flows related to KMEX’s individual assets and liabilities directly impact the parent’s cash flows on a current basis and are readily available for remittance to the parent company.

•                  Sales price indicators – KMEX mainly produces goods that are sold into the U.S. (only about 3% of the revenue derived from its production is sold in Mexico).and are principally determined by the pricing in the U.S. as opposed to local competition or regulation.

•                  Sales market indicators – As noted above, the sales market is substantially all located in the U.S. and denominated in U.S. dollars.

•                  Expense indicators – Labor and local operating costs are denominated in local currency.  Over 90% of the raw materials KMEX purchases for its production is U.S. dollar denominated.

•                  Financing indicators – KMEX does not have independent financing.  Rather, financing for KMEX is arranged on a consolidated basis in the U.S.

•                  Intercompany transactions and arrangements indicators - KMEX is an integral extension of its parent’s operation.

After considering these factors, we concluded that the U.S. dollar is the functional currency for the operations of KMEX.

Accounts for KMEX are maintained in the local currency and are re-measured into U.S. dollars in accordance with paragraph 10 and Appendix B of SFAS 52, under which historical exchange rates are used to re-measure certain accounts (i.e., property and related depreciation), with the current exchange rate used to re-measure all other accounts, with the gain or loss on re-measurement of monetary assets recognized currently in income.

Segment Reporting, page 31

10.       Given the manner you present yourself in Item 1 (Business) in which you discuss entering into three different types of businesses (wood preserving chemicals, animal health pesticides, and agricultural chemicals) through acquisitions, it appears that may have aggregated certain operating segments in arriving at your reportable segment.  If you have aggregated operating segments, please explain to us how these operating segments meet the aggregation criteria of paragraph 17 of SFAS 131.  Please help us understand how you determined you have one reportable segment under SFAS 131.

Response:  The Company has three product lines – wood preserving chemicals, animal health pesticides and agricultural chemicals.  The results of these product lines are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance.  These product lines have been aggregated into one reportable segment under SFAS 131 based on the following:

•                  The nature of the products are similar – All of our products are chemical products registered as biocides under the Federal Insecticide Fungicide and Rodenticide Act .

•                  The nature of the production processes – The manufacturing process for each product is a comparable, relatively simple chemical synthesis.

•                  The type or class of customer for the products - Our products are sold to distributors who are licensed to handle such products.

•                  The methods used to distribute the products – Each product is supported by the same personnel for distribution, accounting, customer service, regulatory, sales management and manufacturing.

•                  The nature of the regulatory environment – As noted above, our products are each registered as biocides under the Federal Insecticide Fungicide and Rodenticide Act.  As such, they are all regulated under the same regulatory regime by the United States Environmental Protection Agency (EPA).

Based on these considerations, we believe we have one reportable segment.  We propose to include the following language in future filings: “We operate in one reportable segment, which consists of three product lines – wood preserving chemicals, animal health pesticides and agricultural chemicals.  These product lines have been aggregated into one segment because they have similar economic characteristics, and the production processes, distribution methods and regulatory regimes are similar.”

Note 2.  Acquisitions, page 32

11.       Given the purchase price of the Wood Protection Products acquisition was $7.2 million, which represents approximately 22% of your total assets at July 31, 2003, please help us understand how you determined you did not need to provide any financial statements of businesses acquired pursuant to Rule 3-05 of Regulation S-X.

Response:  We believe that the Wood Protection Products (WPP) acquisition was not the acquisition of a business within the meaning of Item 11-01(d)  of Regulation S-X.  We did not acquire WPP’s physical location.  No employees of WPP were hired in the acquisition, although one person was hired later.  No duplicate market distribution system was acquired.  No customer lists, marketing material, or intellectual property (other than pesticide registrations) were acquired.  We did not acquire the WPP trade name.  We primarily acquired WPP’s pesticide registrations for penta products and a non-compete agreement from WPP and its principal owner.

12.       In June 2004, you purchased creosote product registrations as well as the Ravap tradename and inventory.  Tell us how you accounted for these transactions.  Your explanation should refer to the accounting guidance used to determine the appropriate accounting.

Response:  The purchase of the creosote product registration from Trenton Sales, Inc. included the following:

Product registration	$2,018,000
Non-compete agreement	131,000
Goodwill	738,000
Total purchase price	$2,887,000

This transaction was accounted for in accordance with SFAS 141.  We did not acquire any physical assets in this transaction.  We examined all of the components included in the transaction, including those identified in Appendix A of SFAS 141, and identified the product registration and non-compete agreement as intangible assets that had been acquired.  No other intangibles were identified.  Given the purchase price exceeded the fair market value of the items we had identified, we concluded that this transaction represented the purchase of a business.  This conclusion was based on the guidance included in EITF 98-3 (as referred to in footnote 4 to paragraph 4 of SFAS 141) that states, “If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.”

Product registration - The product registration was recorded at fair value using a discounted cash flow methodology and was recorded as an intangible asset with an indefinite life and accounted for in accordance with SFAS 142 (which is discussed further in item 13 below).

Non-complete – The non-compete agreement was recorded based on a discounted cash flow analysis comparing the expected results with and without the non-compete agreement and is being amortized over the life of the agreement (5 years) under SFAS 142.

Goodwill – As noted above, given no additional intangibles were identified, we concluded that the excess price paid over the assets acquired was goodwill to be accounted for in accordance with SFAS 142.

The Ravap transaction was comprised of the following:

Product registration	$938,000
Trademark	317,000
Inventory	339,000
Total	$1,594,000

This transaction was accounted for in accordance with SFAS 142.  We examined all of the components included in the transaction and identified the product registration and trademark as intangible assets that had been acquired.  No other intangibles were identified.  We concluded that this transaction did not represent the purchase of a business based on the guidance in EITF 98-3, as we did not acquire a complete set of assets and no goodwill appeared to be present.

Product registration - The product registration was estimated as the total purchase price less the fair value of the trademark discussed below.  It was recorded as an intangible asset with an indefinite life and accounted for in accordance with SFAS 142 (which is discussed further in item 13 below).

Trademark – The trademark was recorded using a discounted cash flow analysis.  It was recorded as an intangible asset having a four year life, which is the estimated time it would take the Company to capture the same level of market share absent the trademark.

Inventory – The inventory was recorded at the seller’s estimated cost.

Note 7.  Intangible and Other Assets, page 36

13.       For each of the intangible assets not subject to amortization, please address the following:

•                  Tell us how you determined they have an indefinite life;

•                  Tell us what life was being used for amortization purposes prior to the adoption of SFAS 142; and

•                  Disclose how you assess you indefinite-lived assets for impairment in accordance with paragraph 17 of SFAS 142 and EITF 02-7.

Response:  The product registrations listed on the table in Note 7 are all EPA registrations that are required in order to sell these products in the United States.  The $4.5 million amount listed as “Creosote Sales and Distribution Assets” is for creosote product registrations acquired in 1988.  In future filings, we will re-define that item to include it in “Creosote Product Registrations,” to be consistent with the other acquisitions we have completed since then.

We considered SFAS 142, paragraph 11 and Appendix A, in the determining the useful lives as follows:

•                  Expected use of the asset by the entity – For the products covered by the registrations listed in the table in Note 7, sales and profitability have expanded in recent history and are expected to continue to be economically viable for the foreseeable future.

•                  Legal, regulatory, or contractual provisions - The EPA periodically reviews all product registrations.  The creosote, penta, Rabon and Ravap registrations are currently under review by the EPA.  Based on management’s analysis of that review, we have determined that there is minimal regulatory risk to those registrations.

•                  The effects of obsolescence – The products have been used for many years, and have not become obsolescent.

In the absence of an indication that these products have a definite life from either an economic or regulatory perspective, we have concluded that they had an indefinite useful life (comparable to the Example 4 in Appendix A of SFAS 141).

Other than product registrations, the only other intangible asset with an indefinite life amounts to $78,000 relating to a 1998 acquisition, which we believe is immaterial.

The only intangibles not subject to amortization that existed upon our adoption of SFAS 142 was $4.5 million of creosote product registrations and $78,000 of acquisition costs noted above.  These amounts were being amortized over a 15 year period prior to the adoption of SFAS 142.

We regularly evaluate our intangibles not subject to amortization to determine if the lives remain indefinite, and we will continue to monitor this in the future.  Additionally, we propose to include the following in our “Intangible and Other Asset” footnote in future filings:  “We use a discounted cash flow methodology to test those assets having an indefinite life whenever regulatory or market conditions change substantially, but at least annually.  We performed these tests as of July 31, 2004, and concluded that no impairment was necessary.”

Note 13.  Stockholders’ Equity, page 40

14.       You state that the numerators and denominators of basic and diluted earnings per share computations take into account vested stock options whose strike price is less than the market price in accordance with SFAS No. 128.  We remind you that paragraph 17 of SFAS 128 states that equivalents of options and warrants, which should be included in the calculation of diluted earnings per share amounts, include nonvested stock granted to employees, stock purchase contracts, and partially paid stock subscriptions.  Please tell us how your calculation of diluted earnings per share complies with paragraphs 11 through 35 of SFAS 128.  Please also confirm that all warrants and options, including those issued to nonemployees, were included in your calculation of diluted earnings per share.  For example, we would expect the options issued as part of the consideration for the Wood Protection Products acquisition to be included in your calculation of diluted earnings per share.

Response:  In Note 13 we incorrectly stated that the reconciliation of the numerators and denominators of basic and diluted earnings per share computations took into account only vested stock options.  In fact, all options granted, including both vested and unvested, were considered when calculating diluted earnings per share.  All options and warrants issued to non-employees are included in that calculation as well.  The statement will be corrected in future filings.

Note 14.  Selected Quarterly Financial Data, page 44

15.       Please disclose in a footnote to the quarterly financial data the nature of any adjustments that are material to the results of a particular quarter.  In this regard, we note that you incurred an operating loss in the second quarter of fiscal 2004.  See Item 302(a)(3) of Regulation S-K.

Response:  The operating loss incurred in the second quarter of fiscal 2004 was solely the result of operations as disclosed in our Form 10-Q filing for that quarter.  There were no material adjustments in the second quarter of fiscal 2004, or in any of the other quarters presented, that we believe warranted separate disclosure.  We will continue to monitor our quarterly results and disclose significant quarterly adjustments, if any, should they arise.

Schedule II – Valuation and Qualifying Accounts, page 48

16.       Please describe the column entitled “Deductions” in a footnote to the schedule or in the column heading as appropriate.  See Rule 12-09 of Regulation S-X for guidance.

Response:  A footnote to Schedule II will be included in future filings identifying the deductions in question:  “Uncollectible amounts written off against the reserve.”

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2005

Comment applicable to your overall filing

17.       Please address the comment above in your interim filings as well.

Response:  The responses described above also address our interim filing, and will be included, where appropriate, in future interim filings.

Management’s Discussion and Analysis

Results of Operations, page 8

18.       In your discussion of gross profit on page 9, you state that you received calendar year end volume incentives from one supplier.  Disclose how you account for these incentives based on the guidance provided by EITF 02-16.

Response:  The volume incentive we receive from our supplier is contingent upon us purchasing a substantial minimum quantity.  We do not know if we are going to be able to achieve the required volumes until near the end of the calendar year.  The incentive is in the form of a reduced price for all volumes purchased above the hurdle amount.  We recognize the lower cost from that supplier in the quarter in which it is received.

Exhibit 31.1 and 31.2

19.       Please ensure that Item 4(c) refers to the changes in your internal control over financial reporting that occurred during the most recent quarter.  Refer to Item 601(b)(31) of Regulation S-K.

Response:  Item 4(c) of Exhibits 31.1 and 31.2 inadvertently referenced our fourth fiscal quarter.  In this filing Item 4(c) was intended to reference and in future filings we will ensure that it references changes in our internal control over financial reporting that occurred during the most recent quarter.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ David L. Hatcher

David L. Hatcher
Chairman and Chief Executive Office

Attachment 1 to letter dated May 6, 2005 addressed to:

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

	Total	2005	2006	2007	2008	Thereafter

Long-term debt	$12,765,423	$1,529,996	$1,590,996	$1,662,996	$3,964,435	$4,017,000
Operating leases	1,186,083	446,278	367,901	259,336	67,712	44,856
Other long-term liabilities	156,436	—	—	—	—	156,436
Purchase obligations	21,888,000	4,403,333	4,823,333	5,128,667	5,305,167	2,227,500
Estimated interest payments on debt (1)	2,690,977	542,891	730,569	706,755	480,010	230,752
Estimated payments (receipts) under interest rate swap (1)	(105,207)	32,455	(46,916)	(64,824)	(25,922)	—

	$38,581,712	$6,954,953	$7,465,883	$7,692,930	$9,791,402	$6,676,544

(1) Amounts estimated payments based on forecasted interest rates as of April 2005.